EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Bath & Body Works, Inc. for the registration of common stock, preferred stock, depositary shares, debt securities, guarantees of debt securities, warrants, purchase contracts and units and to the incorporation by reference therein of our reports dated March 18, 2022, with respect to the consolidated financial statements of Bath & Body Works, Inc., and the effectiveness of internal control over financial reporting of Bath & Body Works, Inc., included in its Annual Report (Form 10-K) for the year ended January 29, 2022, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Grandview Heights, Ohio

March 18, 2022